UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

NuPathe Inc.

 (Name of Subject Company)

NuPathe Inc.

 (Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

67059M100

 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2014, as amended by Amendment No. 1, filed with the SEC on February 4, 2014, Amendment No. 2, filed with the SEC on February 11, 2014, and Amendment No. 3, filed with the SEC on February 13, 2014 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.                   Additional Information

Item 8, “Additional Information” is hereby amended and supplemented by adding the information set forth below at the end of section (h) under the heading “Litigation”:

“On February 13, 2014, the Company, each of the Company’s directors, Parent and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Bua Amended Action, which sets forth the parties’ agreement in principle for settlement.  As explained in the MOU, the Company, the director defendants, Parent and Purchaser have agreed to the settlement solely to avoid the costs, disruption and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the appropriate certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of the Company’s common stock (excluding defendants, their immediate families, and affiliates) during the period beginning on December 15, 2013, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and the release of all asserted claims.  The asserted claims will not be released until after plaintiffs have conducted limited, confirmatory discovery and such stipulation of settlement is approved by the Pennsylvania Court of Common Pleas. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the merger consideration to be received by the Company stockholders.

Additionally, as part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in Amendment No. 3 to the Schedule 14D-9 filed by the Company with the SEC on February 13, 2014 (“Amendment No. 3”). Amendment No. 3 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety.  As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in Amendment No. 3. Nothing in Amendment No. 3, this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in Amendment No. 3.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: February 14, 2014	By:	/s/ ARMANDO ANIDO
Name: Armando Anido
Title: Chief Executive Officer

3